Exhibit 99.107

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

HOCHSCHILD MINING COMPLETES SALE OF COMMON SHARES OF LAKE SHORE GOLD

Toronto, Ontario (November 3, 2010) — Lake Shore Gold Corp. (“Lake Shore Gold”) (TSX:LSG) today announced the completion of the previously announced sale by Hochschild Mining plc and Hochschild Mining Holdings Ltd. (“Hochschild”) (LSE:HOC) of 109,000,000 common shares of Lake Shore Gold at a price of C$3.60 per share. The common shares were sold by RBC Capital Markets, BMO Capital Markets and CIBC World Markets on a bought deal basis.

The offering provided to Hochschild proceeds of C$392.4 million prior to payment of expenses and underwriting fees. None of the proceeds have been received by Lake Shore Gold. Immediately following the closing of the offering, Hochschild continues to hold 21,540,992 common shares of Lake Shore Gold, representing approximately 5.7% of the issued and outstanding common shares.

Concurrent with the completion of the offering, the Strategic Alliance Agreement entered into between the Company and Hochschild in February 2008 and revised in April 2008 has been terminated, and Lake Shore Gold has accepted the resignations of Ignacio Bustamante, Roberto Dañino and Gianflavio Carozzi from the Company’s Board of Directors, effective immediately.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently in pre-production development at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property as part of an underground advanced exploration program. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets.  Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com